SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
CNPJ No. 42.150.391/0001 -70
NIRE No. 29.300.006.939
Public Company

RELEVANT FACT

Further to the corporate restructuring process, the stages of which have been fully disclosed to the market, BRASKEM S.A. (“Braskem”), in compliance with the provisions of CVM Instructions Nos. 319/99 and 358/02, informs its shareholders and the market that on June 20, 2007, its Board of Directors approved the call notice regarding the Extraordinary General Meeting to be held on July 31, 2007, to deliberate on the merger of TEGAL – Terminal de Gases Ltda. (“Tegal”), having the Fiscal Council of Braskem expressed an opinion favorable to the transaction at a meeting held on July 4, 2007.

This merger seeks to enable the attaining of already identified operating synergies arising from this transaction, which will result in the downsizing of financial and operating costs. Furthermore, this transaction is in line with the corporate restructuring process of Braskem, which aims to simplify its corporate structure, through the consolidation of the activities of Braskem and its controlled companies.

Tegal is a limited company wholly owned by Braskem and is engaged, for its own account or on behalf of third parties, in the rendering of services of storage and transportation of liquefied gas.

Within this context, the specialized company BAKER TILLY BRASIL – ES Auditores Independentes Ltda., enrolled with the National Register of Legal Entities (CNPJ) under No. 27.243.377/0001 -28, with the Civil Registry of Legal Entities under No. 3074, on May 28, 1975, Municipal Enrollment No. 011.664 -2, Enrollment with CRC-ES under No. 2ES000289/O-5, in which designation and appointment should be ratified by the General Meeting of Braskem and the Partners Deliberation of Tegal, carried out an accounting appraisal of the net assets of Tegal, based on the elements contained in its Balance Sheet and audited Financial Statements drawn up on May 31, 2007, for merger purposes (“Valuation Report”).

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According to the appraisal that was carried out, the book value of the net assets of Tegal, which will be merged into Braskem, is R$ 12,926,685.94. The equity variations referring to the net assets of Tegal, which occurred from the base date of May 31, 2007 up to the date of merger, will be absorbed by Braskem.

Considering that Braskem holds all of the capital stock of Tegal, there will be no capital increase in Braskem, and all quotas of Tegal will be extinguished on the date of its merger.

The costs incurred with the merger transaction referred to in this Relevant Fact are expected to be R$135,000.00, including the expenses with publications, fees of auditors, appraisers, consultants and attorneys.

The Valuation Reports, Protocol and Justification of the Merger, along with all other relevant documents, shall be made available to Braskem’s shareholders for review as of July 10, 2007, at the headquarters of Braskem established at Rua Eteno, 1561 – COPEC – Camaçari – Bahia. The shareholders of Braskem that wish to consult and examine the documents to be made available as informed above may schedule a date and time for the visit through telephone numbers (11) 3443-9471 and (11) 3443-9178, with the Investors Relations Executive Office. Copies of such material will be available, as of such date, at the Brazilian Securities Commission - CVM and at the São Paulo Stock Exchange – BOVESPA. A summary of the information concerning the transaction will also be available at the Braskem website (www.braskem.com.br).

São Paulo, July 10, 2007

__________________________________
Braskem S.A.
Carlos Fadigas
Investor Relations Officer

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.